Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900

Fax :+91 40 4900 2999

Email: mail@drreddys.com

www.drreddys.com

March 1, 2016

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Postal Ballot Notice

In furtherance of our intimation dated February 17, 2016 and in terms of Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed herewith a copy of the Postal Ballot Notice and Form.

This Postal Ballot Notice seeks approval of Members through special resolution for Buyback by the Company of its fully paid up equity shares of Rs.5/- each for an amount not exceeding Rs. 15,69,41,71,500/- (Rupees one thousand five hundred sixty nine crores forty one lacs seventy one thousand five hundred only) for a price not exceeding Rs. 3,500/- (Rupees three thousand five hundred only) per equity share, from all the shareholders of the Company under the open market route.

The Postal Ballot Notice is being sent to Members whose names appear on the Register of Members/List of Beneficial owners, received from National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as on Friday, February 19, 2016.

The Company has engaged the services of NSDL for the purpose of providing e-voting facility to all its Members. The voting through postal ballot and through e-voting shall commence from Thursday, March 3, 2016 (9.00 AM IST) and shall end on Friday, April 1, 2016 (6.00 PM IST).

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC: New York Stock Exchange Inc. (Stock Code: RDY)

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. : 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN: L85195TG1984PLC004507

Tel : + 91 40 4900 2900

Fax : + 91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

Postal Ballot Notice

[Pursuant to Section 110 of the Companies Act, 2013, read with the Companies

(Management and Administration) Rules, 2014]

Dear Members,

Notice is hereby given pursuant to Section 110 of the Companies Act, 2013, read with Rule 22 of the Companies (Management and Administration) Rules, 2014 and other applicable provisions of the Companies Act, 2013 and the rules, circulars and notifications thereunder (including any statutory modifications or re-enactment thereof), and the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998, for the approval of the Members of Dr. Reddy’s Laboratories Limited through postal ballot including electronic voting (e-voting) for the resolution set out hereinafter.

At a meeting held on 17 February 2016, the Board of Directors (“Board” and such meeting the “Board Meeting”) of Dr. Reddy’s Laboratories Limited (the “Company”), in accordance with the provisions of Article 61 of the Articles of Association of the Company and pursuant to the provisions of Sections 68, 69, 70 and other applicable provisions, if any, of the Companies Act, 2013 (the “Act”) and the Rules made thereunder and the provisions contained in the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 (including any statutory modification(s) or re-enactment for the time being in force) (“Buyback Regulations”), approved the buy back by the Company of its fully paid up equity shares of Rs. 5 each for an amount not exceeding Rs.15,69,41,71,500/- (Rupees one thousand five hundred sixty nine crores forty one lacs seventy one thousand five hundred only) (excluding transaction costs viz. brokerage, applicable taxes such as securities transaction tax, service tax, stamp duty) and being 14.9% of the paid up share capital and free reserves as on 31 March 2015 (being the date of the last audited accounts of the Company), for a price not exceeding Rs.3,500/- (Rupees three thousand five hundred only) per equity share, from all shareholders of the Company (including persons who become shareholders, by cancelling the American Depository Shares held by them and receiving the underlying equity shares but excluding the promoters and promoter group of the Company) in accordance with the Buyback Regulations (the “Buyback”).

The approval of the Board for the Buyback, is subject to the approval of the Members of the Company by way of postal ballot and subject to such other approvals, permissions and sanctions as may be necessary, and subject to such conditions and modifications, if any, as may be prescribed or imposed by such regulatory authorities while granting such approvals, permissions and sanctions.

In furtherance thereof, notice is hereby given pursuant to the provisions of Section 110 and other applicable provisions, if any, of the Act read with the Companies (Management and Administration) Rules, 2014 (including any statutory modification or re-enactment thereof for the time being in force) and the Buyback Regulations, that the resolution appended below for enabling the Company to undertake Buyback of its equity shares is proposed to be passed by the Members through postal ballot, including electronic voting (e-voting), as applicable.

The proposed resolution for approving the Buyback along with the statement, setting out the material facts relating to the Buyback and the reasons thereof is set out hereafter, for your consideration. A postal ballot form is also enclosed.

The Board has appointed Mr. G Raghu Babu, Company Secretary in Practice, Partner, M/s. R & A Associates, Company Secretaries, Hyderabad (Membership No. F4448 & Certificate of Practice No. 2820), as the Scrutinizer for conducting the postal ballot and e-voting process in a fair and transparent manner.

Members desiring to exercise their vote by postal ballot are requested to carefully read the instructions printed in the postal ballot form and return the same duly completed in the enclosed self-addressed Business Reply Envelope. Postage will be borne by the Company. Postal ballot form, if sent by courier or by registered post/speed post at the expense of the Member will also be accepted. The postal ballot form may also be deposited personally at the address given on the self-addressed Business Reply Envelope. The duly completed postal ballot form should reach the Scrutinizer not later than the close of working hours on Friday, 1 April 2016 (6:00 PM IST) to be eligible for being considered, failing which it will be strictly considered that no reply has been received from the Member.

Members desiring to opt for e-voting as per the facilities arranged by the Company are requested to read the instructions in the Notes under the section ‘Voting through electronic means’. The Company has engaged the services of National Securities Depository Limited (“NSDL”) for the purpose of providing e-voting facility to all its Members. References to postal ballot in this postal ballot notice include votes received electronically.

The Scrutinizer will submit his report to the Chairman of the Company after the completion of the scrutiny of the postal ballots and e-voting. The result of the postal ballot shall be announced on Saturday, 2 April 2016 (5:00 PM IST) at the Registered Office of the Company. The result would be displayed at the Registered Office of the Company, intimated to NSDL and Stock Exchanges where the Company’s securities are listed and displayed along with the Scrutinizer’s report on the Company’s website www.drreddys.com.

RESOLUTION PUT THROUGH POSTAL BALLOT

Item no. 1 - To consider and approve Buyback of its equity shares by Dr. Reddy’s Laboratories Limited

To consider and, if thought fit, to give assent/dissent to the following resolution, as a Special Resolution :

“RESOLVED THAT in accordance with Article 61 of the Articles of Association of the Company and pursuant to the provisions of Section 68, 69, 70 and other applicable provisions, if any, of the Companies Act, 2013 and the Rules made thereunder and the provisions contained in the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 (hereinafter referred to as the “Buyback Regulations”) and including any amendments, statutory modification(s) or re-enactments thereof, for the time being in force and, subject to such other approvals, permissions and sanctions as may be necessary, and subject to such conditions and modifications, if any, as may be prescribed or imposed by such regulatory authorities, while granting such approvals, permissions and sanctions, the consent of the Members of the Company be and is hereby accorded to the buyback by the Company of its fully paid up equity shares of Rs. 5 (“Equity Shares”) each for an aggregate amount not exceeding Rs.15,69,41,71,500/- (Rupees one thousand five hundred sixty nine crores forty one lacs seventy one thousand five hundred only) (excluding transaction costs viz. brokerage, applicable taxes such as securities transaction tax, service tax, stamp duty) (“Maximum Buyback Size”) and being 14.9% of the paid up share capital and free reserves as on 31 March 2015, (being the date of the last audited accounts of the Company) for a price not exceeding Rs. 3,500/- (Rupees three thousand five hundred only) per equity share (“Maximum Buyback Price”), from all Members of the Company (including persons who become shareholders, by cancelling American Depository Shares held by them and receiving the underlying equity shares but excluding the promoters and promoter group of the Company) under the Companies Act, 2013 and the Buyback Regulations (the “Buyback”), from the open market through BSE Limited and National Stock Exchange of India Limited.

RESOLVED FURTHER THAT for the purposes of giving effect to the above resolution, the Board (including a committee thereof, if any constituted by the Board or persons nominated by the Board to exercise its powers in relation to the Buyback), in its absolute discretion, be and is hereby authorized to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, usual or proper to be in the best interest of the Members including, to accept and make, in the interest of the Company, any alteration(s), modification(s) to the terms and conditions as it may deem necessary, concerning any aspect of the Buyback, in accordance with the statutory requirements as may be applicable from time to time, including the decision to close the Buyback and to do all such acts, deeds, matters and things in connection therewith and incidental thereto as the Board may deem necessary, expedient, proper or desirable including settling all questions, difficulties or doubts that may arise in relation to the proposed Buyback at any stage, including in relation to the applicability of any law, and to do or cause to be done all such acts, deeds, matters and things including executing and signing all such documents and papers, filing such forms (including e-forms), executing and filing applications to applicable authorities including to obtain their approval, appointing advisors, intermediaries, opening necessary accounts (including escrow account), commencing the Buyback and deciding on the number of equity shares and price at which orders would be placed with the broker and timing thereof, deciding on the form and amount of escrow, extinguishing dematerialised shares and destroying physical share certificates, preparing, finalising and executing the public announcement and providing all such information and confirmations, as may be necessary for the implementation of the Buyback, without requiring to seek any further consent or approval of the Members or otherwise to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution”.

By Order of the Board

sd/-
Place: Hyderabad	Sandeep Poddar
Date: 17 February 2016	Company Secretary

Notes:

1.	The statement pursuant to Section 102(1) of the Act stating all material facts and the reasons thereof for the proposal is annexed herewith.

2.	The postal ballot notice is being sent to the Members whose names appear on the Register of Members/List of Beneficial Owners as received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as on Friday, 19 February 2016. The postal ballot notice is being sent to Members who have registered their email IDs for receipt of documents in electronic form to their email addresses registered with their Depository Participants (in case of electronic shareholding)/the Company’s Registrar and Transfer Agent (in case of physical shareholding). For Members whose email IDs are not registered, physical copies of the postal ballot notice along with postal ballot form are being sent by permitted mode along with a postage prepaid self-addressed Business Reply Envelope.

3.	Members whose names appear on the Register of Members/List of Beneficial Owners as on Friday, 19 February 2016 will be considered for the purpose of voting.

4.	Resolution passed by the Members through postal ballot are deemed to have been passed as if they have been passed at a General Meeting of the Members.

5.	The Members can opt for only one mode of voting, i.e., either by physical ballot or e-voting. In case Members cast their votes through both the modes, voting done by e-voting shall prevail and votes cast through physical postal ballot form will be treated as invalid.

6.	Members who have received postal ballot notice by email and who wish to vote through physical postal ballot form and in case a Member is desirous of obtaining a duplicate postal ballot form, he or she may send an email to shares@drreddys.com. The Registrar and Transfer Agent/Company shall forward the same along with postage prepaid self-addressed Business Reply Envelope to the Member.

7.	In compliance with Section 110 of the Companies Act, 2013 and the Rules made thereunder, the Company has provided the facility to the Members to exercise their votes electronically and vote on all the resolution through the e-voting facility provided by NSDL. The instructions for e-voting are annexed to this Notice.

8.	A Member cannot exercise his/her vote by proxy on postal ballot.

9.	Members desiring to exercise their vote by physical postal ballot are requested to carefully read the instructions printed in the postal ballot notice and form and return the form duly completed and signed, in the enclosed self-addressed Business Reply Envelope to the Scrutinizer, so that it reaches the Scrutinizer not later than close of working hours on Friday, 1 April 2016 (6:00 PM IST). The postage will be borne by the Company. However, envelopes containing postal ballots, if sent by courier or registered/ speed post at the expense of the Members will also be accepted. If any postal ballot is received after close of working hours on Friday, 1 April 2016 (6:00 PM IST), it will be considered that no reply has been received from the Member.

10.	The Scrutinizer will submit his report to the Chairman after the completion of scrutiny, and the result of the voting by postal ballot will be announced on Saturday, 2 April 2016 (5:00 PM IST) at the Registered Office of the Company at 8-2-337, Road No.3, Banjara Hills, Hyderabad-500 034, Telangana, India. The result would be displayed at the Registered Office of the Company, intimated to NSDL and Stock Exchanges where the Company’s securities are listed and displayed along with the Scrutinizer’s report on the Company’s website www.drreddys.com.

11.	The last date of receipt of the Business Reply Envelope with postal ballot form, i.e. Friday, 1 April 2016, shall be the date on which the resolution would be deemed to have been passed, if approved by the requisite majority.

12.	The material documents, if any, referred to in the statement will be available for inspection at the Registered Office of the Company during working hours on all working days from the date of dispatch of the notice till Friday, 1 April 2016.

Voting through electronic means (e-voting)

In compliance with Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Section 110 and other applicable provisions of the Companies Act, 2013, read with the related Rules, the Company is pleased to provide e-voting facility to all its Members, to enable them to cast their votes electronically instead of dispatching the physical postal ballot form by post. The Company has engaged the services of NSDL for the purpose of providing e-voting facility to all its Members.

The instructions for e-voting are as follows:

1.	Members whose email IDs are registered with the Company/Depository Participant(s) will receive an email from NSDL informing them of their user-ID and password. Once the Member receives the email, he or she will need to go through the following steps to complete the e-voting process :

a.	Open the PDF file titled ‘Dr. Reddy’s Laboratories Limited-Postal Ballot.pdf’, using your Client ID (in case you are holding shares in demat mode) or Folio No. (in case you are holding shares in physical mode) as password. The said PDF file contains your user-ID and password for e-voting. Please note that this password is an initial password.

If you are already registered with NSDL for e-voting, you will not receive this PDF file, you can use your existing user-ID and password for Login. If you forgot your password, you can reset your password by using “Forgot User Details/Password” option available on www.evoting.nsdl.com. The existing user-ID is your Demat account number which is (DP-ID + CLIENT-ID). Example: In case the DP ID is IN600570 and Client ID is 20004951 then User-ID will be IN60057020004951.

b.	Open the Internet browser and type the following URL : https://www.evoting.nsdl.com.

c.	Click on Shareholder – Login.

d.	Enter the user-ID and password (the initial password noted in step (a) above). Click on Login.

e.	If you are logging for first time, the Password change menu will appear. Change to a new password of your choice, making sure that it contains a minimum of 8 digits or characters or combination of the two. Please take utmost care to keep your password confidential.

f.	Once, the e-voting home page opens, click on e-voting > Active Voting Cycles.

g.	Select ‘EVEN’ (E-Voting Event Number) of “Dr. Reddy’s Laboratories Limited” once you select the number, the Cast Vote page will open. Now you are ready for e-voting. Members can cast their vote online from Thursday, 3 March 2016 (9:00 AM IST) till Friday, 1 April 2016 (6:00 PM IST).

h.	Cast your vote by selecting your favoured option and click submit. Also click ‘Confirm’ when prompted. Upon confirmation, the message ‘Vote cast successfully’ will be displayed. Please note that once your vote is cast, it cannot be modified.

i.	Institutional Members (i.e. Members other than individuals, HUF, NRI etc.) are required to send a scanned copy (PDF/JPG Format) of the relevant board resolution/authorization letter etc., together with the attested specimen signature(s) of the duly authorized signatory(ies) who is/are authorized to vote, to the Scrutinizer’s e mail id: drlscrutinizer@gmail.com with a copy marked to evoting@nsdl.co.in.

2.	For Members whose email IDs are not registered with the Company/Depository Participant(s) and who have received the physical postal ballot forms, the following instructions may be noted :

a.	The initial password is provided at the bottom of the postal ballot form.

b.	Please follow all the steps from a. to i. mentioned above in point 1, in order to successfully cast your vote.

3.	In case of any queries, you may refer to the Frequently Asked Questions (FAQs) and e-voting user manual for Members available in the ‘Downloads’ section of www.evoting.nsdl.com.

4.	Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the ‘Forgot Password’ option available on the site to reset the password.

5.	The e-voting period commences on Thursday, 3 March 2016 (9:00 AM IST) and ends on Friday, 1 April 2016 (6:00 PM IST). During this period, Members of the Company holding equity shares either in physical form or in dematerialized form, as on the relevant date, i.e. Friday, 19 February 2016, may cast their vote electronically. The e-voting module shall be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by a Member, he or she will not be allowed to change it subsequently.

6.	The voting rights of Members shall be in proportion to their share of the paid up equity share capital of the Company as on the relevant date, i.e. Friday, 19 February 2016.

STATEMENT PURSUANT TO SECTION 102 (1) AND 110 OF THE COMPANIES ACT, 2013 AND REGULATION 5 (1) OF THE SECURITIES AND EXCHANGE BOARD OF INDIA (BUY BACK OF SECURITIES) REGULATIONS, 1998, AS AMENDED, FORMING PART OF THE NOTICE.

Item no. 1

As required under (i) the provisions of Section 68 and 110 of the Companies Act, 2013 (“Act”) and other applicable provisions and Rules under the Act, as may be prescribed or notified from time to time; and (ii) Regulation 5(1) of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998 (the “Buyback Regulations”), this Statement contains true, factual, relevant and material information, as detailed herein, to enable the Members to consider for approval, the proposed Special Resolution on Buyback of Company’s equity shares:

1.	The Board of Directors of the Company (“Board”) at its meeting held on 17 February 2016, in accordance with Article 61 of the Articles of Association of the Company and pursuant to the provisions of Sections 68, 69, 70 and other applicable provisions if any, of the Act and Rules made thereunder and the Buyback Regulations, subject to (i) the approval of Members of the Company; and (ii) approvals, permissions and sanctions as may be necessary, and subject to such conditions and modifications, if any, as may be prescribed or imposed by such regulatory authorities while granting such approvals, permissions and sanctions, approved the buyback by the Company of its fully paid up equity shares of Rs.5 each (“Equity Shares”) for an aggregate amount not exceeding Rs.15,69,41,71,500/- (Rupees one thousand five hundred sixty nine crores forty one lacs seventy one thousand five hundred only), excluding transaction costs viz. Brokerage, applicable taxes such as securities transaction tax, service tax, stamp duty (“Maximum Buyback Size”) and being 14.9% of the paid up share capital and free reserves as on 31 March 2015, (being the date of the last audited accounts of the Company) for a price not exceeding Rs.3,500/- (Rupees three thousand five hundred only) per equity share (“Maximum Buyback Price”), from all Members of the Company (including persons who become shareholders by cancelling American Depository Shares held by them and receiving the underlying equity shares but excluding the promoters and promoter group of the Company) under the Buyback Regulations and the Companies Act, 2013 (hereinafter referred to as “Buyback”).

2.	At the Maximum Buyback Price and for the Maximum Buyback Size, the indicative maximum number of equity shares bought back would be 44,84,049 (forty four lacs eighty four thousand forty nine) equity shares (“Maximum Buyback Shares”). If the equity shares are bought back at a price below the Maximum Buyback Price, the actual number of equity shares bought back could exceed the indicative Maximum Buyback Shares but will always be subject to the Maximum Buyback Size.

3.	In terms of Regulation 14(3) of the Buyback Regulations, the Company shall ensure that at least 50% (fifty percent) of the Maximum Buyback Size, is utilized for the purposes of Buyback.

4.	In terms of proviso to Section 68(2)(c) of the Act, the number of equity shares bought back will not exceed 25% of the total paid up equity capital of the Company. The special resolution seeks the approval of the Members to authorize the Board to determine the price and number of equity shares to be bought back by the Company within the limits aforesaid.

5.	The Company proposes to implement the Buyback from out of its securities premium account and other free reserves and in accordance with Regulation 4(1)(b)(ii) of the Buyback Regulations, the Buyback shall be from the open market through BSE Limited and National Stock Exchange of India Limited (hereinafter referred to as “Stock Exchanges”), through the order matching mechanism except “all or none” order matching system.

6.	In continuation of the Company’s efforts to effectively utilize its surplus cash, it is proposed to Buyback the fully paid up equity shares of Rs.5 each (“Equity Shares”) for an aggregate amount not exceeding Rs.15,69,41,71,500/- (Rupees one thousand five hundred sixty nine crores forty one lacs seventy one thousand five hundred only) being 14.9% of the paid up share capital and free reserves as on 31 March 2015 through the stock exchange route. The Company has a strong cash flow position and the Buyback proposal aims to effectively utilize surplus cash available. The Buyback of equity shares will result in a reduction of number of shares accompanied by likely increase in Earning Per Share (EPS) and return on capital employed. The Company believes that the Buyback will create long term value for continuing shareholders. The Buyback is not likely to cause any material impact on the earnings of the Company, except for the cost of financing the Buyback offer, being a reduction in the treasury income that the Company could have otherwise earned on the funds deployed for the Buyback offer.

7.	In accordance with Regulation 4(2) of the Buyback Regulations, the Company shall not buyback the equity shares, from any persons through negotiated deals whether through the Stock Exchanges or through spot transactions or through any private arrangement.

8.	The Maximum Buyback Price of Rs.3,500/- (Rupees three thousand five hundred only) per equity share has been arrived at after considering various factors, average of the weekly high and low of the closing share price of the Equity Shares of the Company on the Stock Exchanges (till 16 February 2016), the net worth of the Company and the potential impact of the Buyback on the EPS of the Company.

9.	The actual reduction in outstanding number of equity shares would depend upon the price at which the equity shares of the Company are traded at the Stock Exchanges as well as the total number of equity shares bought back by the Company from the open market.

10.	The Buyback is proposed to be completed within the maximum period of six months from the date of opening of the Buyback offer. Subject to a Maximum Buyback Price of Rs.3,500/- (Rupees three thousand five hundred only) per equity share for the Buyback and maximum validity period of six months, the time frame and the price will be determined by the Board at its discretion. However, in accordance with the Buyback Regulations, Buyback price for the equity shares in physical form will be determined as the volume weighted average price of the equity shares bought back, other than in the physical form, during the calendar week in which the equity shares in physical form are received by the broker of the Company (or in case no equity shares are bought back in the normal market during that calendar week then the previous week when the company last bought back equity shares) and the price of equity shares tendered in physical form during the first week of the Buyback shall be the volume weighted average market price of the equity shares of the Company during the preceding calendar week.

11.	The amount required by the Company for the Buyback offer (including the cost of financing the Buyback offer and the transaction costs) will be invested out of cash and bank balances/deposits and/or short term investments and/or internal accruals of the Company. The Company confirms that as required under Section 68(2)(d) of the Companies Act, the ratio of the aggregate of secured and unsecured debts owed by the Company shall not be more than twice the paid up equity share capital and free reserves post the Buyback.

12.	Details of aggregate shareholding in the Company of the Promoters and the directors of the promoters where the promoter is a company and of persons who are in control of the Company as on the date of this notice are as below:

S. No.	Promoter/Promoter Companies/Persons who are in control	No. of Shares	%
1.	Dr. Reddy’s Holdings Limited	3,99,61,234	23.42
2.	Mr. Satish Reddy	12,05,832	0.71
3.	Ms. K Samrajyam	11,15,360	0.65
4.	Mr. G V Prasad	13,65,840	0.80
5.	Ms. G Anuradha	1,496	0.00
6.	Ms. K Deepti Reddy	0	—
7.	APS Trust	0	—
8.	VSD Holdings & Advisory LLP	0	—
9.	K Satish Reddy (HUF)	0	—
10.	Ms. G Vani Sanjana Reddy	0	—
11.	Ms. G Mallika Reddy	0	—
12.	G V Prasad (HUF)	0	—

	Total	4,36,49,762	25.58

Mr. Satish Reddy, Mr. G V Prasad, Ms. G Anuradha and Ms. K Deepti Reddy are Directors of Dr. Reddy’s Holdings Limited (Promoter Company).

Further out of above category of Members only Dr. Reddy’s Holdings Limited has dealt in equity shares of the Company by purchasing them during the six months prior to the date of Board meeting at which the Buyback was approved till the date of this Notice as per details mentioned herein below:

Particulars	Shares Purchased	Rate of Purchase	No. of Shares after purchase
Holding as on 16 August 2015	—	—	3,97,86,934
21 August 2015	12,000	4,238.63	3,97,98,934
25 August 2015	11,250	3,964.73	3,98,10,184
08 September 2015	300	3,890.48	3,98,10,484
08 September 2015	12,200	3,892.32	3,98,22,684
22 September 2015	6,500	3,937.54	3,98,29,184
10 November 2015	30,000	3,384.79	3,98,59,184
13 November 2015	15,000	3,353.92	3,98,74,184
17 November 2015	21,450	3,439.83	3,98,95,634
27 November 2015	16,000	3,099.00	3,99,11,634
04 December 2015	9,000	3,196.76	3,99,20,634
08 December 2015	16,000	3,099.79	3,99,36,634
12 January 2016	24,600	2,907.56	3,99,61,234
Total Purchase	174,300

13.	The Promoters and the promoter group shall not participate in the Buyback.

14.	In compliance with the provisions of the Buyback Regulations, the Company will not raise further capital for a period of one year from the closure of Buyback offer except in discharge of subsisting obligations like allotment of shares under Employee Stock Option Schemes etc. and the Company shall not issue any shares or other specified securities including by way of bonus till the date of closure of the Buyback.

15.	In compliance with the provisions of the Buyback Regulations, the Company shall not buy locked-in shares or other specified securities and non-transferable shares or other specified securities till the pendency of the lock-in or till the shares or other specified securities become transferable.

16.	The Company confirms that there are no defaults subsisting in the repayment of deposits, redemption of debentures or preference shares, dividend to shareholders or repayment of term loans to any financial institutions or banks.

17.	The Board of Directors of the Company has confirmed that they have made full inquiry into the affairs and prospects of the Company and they have formed the opinion that:

a.	Immediately following the date of the Board Meeting i.e. 17 February 2016, and following the date on which the results of the Members’ resolution with regard to Buyback are declared, there will be no grounds on which the Company can be found unable to pay its debts;

b.	As regards the Company’s prospects for the year immediately following the date of the Board Meeting at which the proposal for Buyback was approved by the Board i.e. 17 February 2016 and following the date on which the results of the Members’ resolution with regard to the Buyback are declared and having regard to the Board’s intentions with respect to the management of the Company’s business during that year and to the amount and character of the financial resources, which will, in the Board’s view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board Meeting at which the proposal for Buyback was approved by the Board and from the date on which the results of the Members’ resolution with regard to the Buyback are declared; and

c.	In forming their opinion aforesaid, the Board has taken into account the liabilities as if the Company was being wound up under the provisions of the Companies Act (including prospective and contingent liabilities).

18.	The text of the report of M/s. B S R & Co. LLP, the Statutory Auditors of the Company, dated 17 February 2016, addressed to the Board of Directors of the Company is reproduced below:

The Board of Directors

Dr. Reddy’s Laboratories Limited

8-2-337, Road No.3, Banjara Hills,

Hyderabad 500 034

Dear Sirs /Madam,

Re: Statutory Auditor’s Report in respect of proposed buyback of equity shares by Dr. Reddy’s Laboratories Limited (‘the Company’) in terms of the clause (xi) of Part A of Schedule II of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 (as amended).

1.	In connection with the proposal of Dr. Reddy’s Laboratories Limited (“the Company”) to buy back its equity shares in pursuance of the provisions of Section 68, 69 and 70 of the Companies Act, 2013 (“the Act”) and the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 as amended (“the Buy Back Regulations”), we report that:

i.	We have inquired into the state of affairs of the Company’s in relation to its audited accounts for the year ended 31 March 2015 which was approved by the shareholders of the Company at the meeting held on 31 July 2015 and the unaudited limited review financial results for the quarter and nine months ended 31 December 2015;

ii.	The amount of permissible capital payment towards Buy Back of equity shares (including premium), as stated in Annexure A, has been properly determined in accordance with the provisions of Section 68 (2) (c) of the Act and proviso to Regulation 4(1) of the Buy Back Regulations; and

iii.	The Board of Directors of the Company, in their meeting held on 17 February 2016 have formed their opinion, as specified in clause (x) of Part A of Schedule II of the Buy Back Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one year from that date and from the proposed date on which the results of the shareholders resolution with regard to the Buy Back are declared.

2.	Compliance with the provisions of the Act and Buy Back Regulations is the responsibility of the Company’s management. Our responsibility is to verify the factual accuracy based on our aforementioned statements. For the purpose of this report, we conducted our verification in accordance with the Guidance Note on Audit Reports and Certificates issued for special purpose issued by the Institute of Chartered Accountants of India. Our scope of work did not involve us performing any audit tests in the context of our examination. We have not performed an audit, the objective of which would be the expression of an opinion on the financial statements, specified elements, accounts or items thereof, for the purpose of this certificate. Accordingly, we do not express such opinion.

3.	This report has been issued solely in connection with the proposed Buy Back of equity shares by the Company, as stated in paragraph 1 above, and should not be used, referred or distributed for any other purpose without our prior written consent.

4.	We have no responsibility to update this certificate for events and circumstances occurring after the date of this certificate.

for B S R & Co. LLP

Chartered Accountants

ICAI Firm Registration No.: 101248W/W-100022

Supreet Sachdev

Partner

Membership No.: 205385

Place : Hyderabad

Date : 17 February 2016

Annexure A

Dr. Reddy’s Laboratories Limited

Computation of amount of permissible capital payment towards buy back of equity shares in accordance with Section 68 (2)(c) of the Companies Act, 2013 (the “Act”) and proviso to Regulation 4(1) of the Buy Back Regulations based on the last audited financial statements :

Particulars	Amount in INR
Paid up equity share capital (A)*	851,906,370
Free reserves*:
-Securities premium account	19,590,881,998
-General reserve	17,268,398,555
-Surplus in Statement of Profit and Loss	67,619,215,358
Total free reserves (B)	104,478,495,911
Total (A+B)	105,330,402,281
Permissible capital payment - Lower of (C) and (D) below
Permissible capital payment for the Buy Back from open market in accordance with proviso to Regulation 4(1) of the Buy Back Regulations (Less than 15% of paid up capital and free reserves) (C)	15,799,060,340
Permissible capital payment in accordance with Section 68 (2) (c) of the Act (25% of total paid-up capital and free reserves) (D)	26,333,100,572

*	the amounts have been extracted from the standalone financial statements of the Company for the year ended 31 March 2015.

19.	The Company shall transfer from its free reserves and/or securities premium account a sum equal to the nominal value of the equity shares which are purchased through the Buyback to the Capital Redemption Reserve Account and the details of such transfer shall be disclosed in its subsequent audited financial statements.

20.	The Buyback is subject to such sanctions and approvals as may be required under applicable laws and regulations. The Buyback shall be subject to such necessary approvals as may be required and the Buyback from Overseas Corporate Bodies and other applicable categories, shall be subject to such approval of the Reserve Bank of India, if any, under the Foreign Exchange Management Act, 1999.

21.	The holders of American Depository Shares (“ADS”) of the Company may participate in the Buyback by withdrawing his or her ADSs from the depository facility, acquiring underlying equity shares upon such withdrawal and then selling those equity shares back to the Company in the open market in India. There can be no assurance that the equity shares offered by an ADS investor in the Buyback will be accepted. ADS investors are advised to consult their legal advisors for advice prior to participating in the Buyback, including advice related to any related regulatory approvals and tax issues.

22.	The Directors, Managers, Key Managerial Personnel of the Company and their respective relatives do not have any interest, financial or otherwise, in the proposed resolution for Buyback of shares, except to the extent of their shareholding as mentioned below :

S. No.	Name	Number of equity shares held
Directors
1.	Mr. Satish Reddy, Chairman	12,05,832
2.	Mr. G V Prasad, Co-Chairman, MD & CEO	13,65,840
3.	Dr. Omkar Goswami, Independent Director	22,800
4.	Mr. Ravi Bhoothalingam, Independent Director	22,800
5.	Ms. Kalpana Morparia, Independent Director	10,800
6.	Dr. Ashok S Ganguly, Independent Director	4,800
7.	Mr. Sridar Iyengar, Independent Director	—
8.	Dr. Bruce L A Carter, Independent Director	7,800	*
9.	Mr. Anupam Puri, Independent Director	18,302	*
Key Managerial Personnel (KMPs)
1.	Mr. Satish Reddy, Chairman	12,05,832
2.	Mr. G V Prasad, Co-Chairman, MD & CEO	13,65,840
3.	Mr. Saumen Chakraborty, Chief Financial Officer	31,500
4.	Mr. Sandeep Poddar, Company Secretary	1,350

*	ADS

None of the relatives of above mentioned Directors and KMPs hold any shares of the Company, other than Ms. K Samrajyam & Ms. G Anuradha who are holding 11,15,360 equity shares and 1,496 equity shares respectively. They both are related to Mr. Satish Reddy and Mr. G V Prasad.

Promoters/the Promoter Company/Persons who are in control of Dr. Reddy’s Laboratories Limited, and whose shareholding is disclosed earlier in the Notice will not participate in the Buyback. As a result their effective shareholding percentage in Dr. Reddy’s Laboratories Limited will increase, depending on the number of shares that will be bought back in the Buyback process.

The Board recommends the Special Resolution set out at item no.1 of the Notice for approval by the Members.

All documents referred to in the accompanying Notice and Statement pursuant Section 102(1) of the Companies Act, 2013 will be available for inspection at the Registered Office of the Company during working hours on all working days up to the date of last date of voting i.e. Friday, 1 April 2016.

By Order of the Board

sd/-
Place : Hyderabad	Sandeep Poddar
Date : 17 February 2016	Company Secretary

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. : 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel : + 91 40 4900 2900

Fax : + 91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

POSTAL BALLOT FORM

Postal Ballot Form No.:

Name and Registered address

of the Sole/First Named Member. :

Name(s) of the Joint holder(s) if any :

Registered Folio No./DP ID & Client ID No.*

(*Applicable to members holding shares in dematerialized form)

Number of equity shares held :

I / We hereby exercise my / our vote in respect of the following Special Resolution to be passed through Postal Ballot for the Special Business stated in the Notice dated 17 February 2016 of Dr. Reddy’s Laboratories Limited (“the Company”) by sending my / our assent (FOR) or dissent (AGAINST) to the said resolution by placing the tick (✓) mark in the appropriate column below.

Item No.	Details of Resolution	No. of equity shares held	I/We assent to the resolution (For)	I/We dissent to the resolution (Against)

1.	Special Resolution to consider and approve Buyback of its Equity Shares by Dr. Reddy’s Laboratories Limited for an aggregate amount not exceeding Rs.15,69,41,71,500/- (Rupees one thousand five hundred sixty nine crores forty one lacs seventy one thousand five hundred only) and being 14.9% of the total paid-up equity capital and free reserves of the Company as on March 31, 2015 (being the date of the last audited accounts of the Company), at a price not exceeding Rs. 3,500/- (Rupees three thousand five hundred only) per Equity Share under the open market route in accordance and consonance with the provisions contained in the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998, the Companies Act, 2013 and Rules made thereunder.

Place :

Date :	(Signature of the Member)
must be as per specimen signature registered
with the Company/Depository Participant

ELECTRONIC VOTING PARTICULARS

EVEN (E-voting event number)	USER ID	PASSWORD

Notes:

1.	Please read the instructions printed overleaf and in the notice of the postal ballot carefully before exercising your vote.

2.	Last date for receipt of Postal Ballot Form by the Scrutinizer : Friday, 1 April 2016 (6:00 PM IST)

P.T.O.

INSTRUCTIONS

1.	A Member desirous of exercising his/her vote by Postal Ballot may complete this Postal Ballot Form and send it to the following address of the Scrutinizer by post/courier.

Mr. G Raghu Babu

Scrutinizer, Dr. Reddy’s Laboratories Limited

8-2-337, Road No. 3, Banjara Hills,

Hyderabad-500 034, Telangana, India

2.	Please convey your assent/dissent in this Postal Ballot Form. The assent or dissent received in any other physical form shall not be considered valid.

3.	This Form must be completed and signed (as per specimen signature registered with the Company) by the Member. In case of Joint holding, this Form must be completed and signed by the first named Member and in his/her absence, by the next named Member.

4.	Unsigned, incomplete or incorrectly ticked Postal Ballot Forms shall be rejected.

5.	The Scrutinizer’s decision on the validity of the Postal Ballot/e-voting will be final.

6.	The Postal Ballot/e-voting shall not be exercised by a proxy.

7.	Duly completed Postal Ballot Form should reach the Scrutinizer not later than the close of working hours on Friday, 1 April 2016 (6:00 PM IST). All Postal Ballot Forms received after this date will be strictly treated as if the reply from such Member has not been received. The Scrutinizer will submit his report to the Chairman of the Company after completion of the scrutiny and the results of postal ballot will be announced on Saturday, 2 April 2016 (5:00 PM IST), at the Registered Office of the Company at 8-2-337, Road No. 3, Banjara Hills, Hyderabad- 500 034, Telangana, India.

8.	Voting rights shall be reckoned on the paid up value of equity shares registered in the name of the Member as on Friday, 19 February 2016.

9.	Members are requested not to send any other paper along with the Postal Ballot Form and any extraneous paper found in such envelope would be destroyed by the Scrutinizer.

10.	There will be one Postal Ballot Form for every Folio/Client ID, irrespective of the number of joint holders.

11.	In case of non-receipt of the Postal Ballot Form or for any query related thereto, the Members may contact the Company’s Registrar and Transfer Agent, M/s. Bigshare Services Private Limited at 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad - 500 082, Telangana, India or send an email at bsshyd@bigshareonline.com.

12.	The Members can opt for only one mode of voting i.e., either by physical Postal Ballot Form or e-voting. The voting, both through postal ballot and through electronic mode shall commence from Thursday, 3 March 2016 (9:00 AM IST) and shall end on Friday, 1 April 2016 (6:00 PM IST). In case, member(s) cast their votes through both the modes, voting done by e-voting shall prevail and votes cast through physical Postal Ballot Forms will be treated as invalid.

13.	PROCEDURE AND INSTRUCTIONS FOR E-VOTING

A)	FOR NEW USERS :

1.	User ID and Password for e-voting is provided in the table given overleaf. Please note that the Password is an Initial Password.

2.	Open the internet browser and type the following URL: https://www.evoting.nsdl.com

3.	Click on Shareholder - Login.

4.	Enter the user ID and password (as initial password noted in step (1) above). Click on Login.

5.	The Password Change Menu appears. Change to a new password of your choice, making sure that it contains a minimum 8 digits or characters or combination of the two. Please take utmost care to keep your password confidential.

B)	FOR EXISTING USERS :

1.	Open the internet browser and type the following URL: https://www.evoting.nsdl.com

2.	Click on Shareholder - Login.

3.	Type in your existing user ID and password and Click Login. The existing user ID is your Demat account number which is (DP-ID + Client-ID). Example : If DP-ID is IN600570 and Client ID is 20004951, then the User-ID will be IN60057020004951. If you forgot your password, you can reset your password by using “Forgot User Details/Password” option available on www.evoting.nsdl.com

C)	COMMON STEPS TO BE FOLLOWED BY BOTH (A) & (B) ABOVE, POST ENTERING OF USER ID, PASSWORD & LOGIN :

1.	Once, the e-voting home page opens, click on e-voting> Active Voting Cycles.

2.	Select the “EVEN” (E-voting Event Number) of “Dr. Reddy’s Laboratories Limited” (the number is provided in this document). Once you enter the number, the Cast Vote page will open. Now you are ready for e-voting. Members can cast their vote online from Thursday, 3 March 2016 (9:00 AM IST) and shall end on Friday, 1 April 2016 (6:00 PM IST).

Note:	e-voting shall not be allowed beyond the said time.

3.	Cast your vote by selecting your favoured option and click “Submit”. Also click “Confirm” when prompted. Upon confirmation, the message “Vote cast successfully” will be displayed. Please note that once vote is cast on the selected resolution, it cannot be modified.

4.	Institutional shareholders (i.e., members other than Individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant board resolution/authority letter etc. together with attested specimen signature(s) of the duly authorized signatory(ies) who is/are authorized to vote, to the Scrutinizer’s e-mail id: drlscrutinizer@gmail.com with a copy marked to evoting@nsdl.co.in